Exhibit 99.2

January 13, 2006

EMPLOYEE STOCK SAVINGS PLAN

Purpose of Plan

The purpose of the Employee Trust Unit Savings Plan (the “Plan”) is to provide a means by which full-time employees (“Employees”) of affiliates of Penn West Energy Trust (the “Trust”), including Penn West Petroleum Ltd. (“Penn West”) and its subsidiaries can save for their retirement to insure their long term future financial security; and to develop the interest of the Employees in the growth and development of the Trust and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in the Trust through the purchase of Trust Units of the Trust (“Trust Units”).

Eligibility and Contribution

Any Employee may contribute not less than 1% and not more than 10% of their base annual salary to the Plan (the “Employees Contribution”). For each $1.00 contribution to the Plan by an Employee, Penn West will contribute $1.50 on behalf of the Employee (“Penn West’s Contribution”).

Employee Election

Employees may elect once and only once per calendar quarter as to the percentage of their salary they wish to contribute to the Plan.  This amount will be deducted from the Employee’s pay cheque commencing on the next semi-monthly pay period and all future pay periods until another election is made.

Acquisition of Trust Units

Each of the Employee’s Contribution and Penn West’s Contribution in each calendar month will be used to acquire Trust Units.  The Trust Units will be acquired either through open market purchases of Trust Units as soon is as reasonably practicable after the end of that calendar month; by a purchase from treasury at the weighted average trading price of the last five trading days on the Toronto Stock Exchange of that calendar month; or a combination of the above, as determined by Penn West, as administrator acting on behalf of the Employees, (“Trustee”) in its sole discretion.

Where available, the Plan will enrol in the Trust’s distribution re-investment plan (the “Drip”) thus qualifying to invest cash distributions in Trust Units issued from treasury at the price and on the terms set out in the Drip.  If the Drip is not available, all cash distributions from the Trust attributable to Trust Units held in the Plan will also be used to acquire Trust Units through open market purchases of Trust Units as soon is as reasonably practicable after the receipt of such distributions.

Vesting

Penn West’s Contributions shall vest to each Employee from time to time on the last day of the calendar month following such contribution.  If an Employee leaves Penn West, or is terminated for a reason other than by death, before the end of any such monthly period, the Employee’s Contributions for such monthly period, whether a cash amount or Trust Units acquired with such cash amount along with any distributions (whether in cash or Trust Units) from the Trust related thereto, will be returned to such Employee; and Penn West’s Contributions, whether a cash amount or Trust Units acquired with such cash amount along with any distributions (whether in cash or Trust Units) from the Trust related thereto, will not be earned and will be returned or surrendered, as the case may be, to Penn West and the Trust.  In the event of death, the Employee’s Contributions made during such partial monthly period will be matched by Penn West’s Contributions, and will vest at the end of the calendar month following the death.

Restriction on Sale of Trust Units

There will be a 12-month restriction on the sale of any Trust Unit acquired under the Plan, which may be waived by Penn West. As Trust Units are acquired they will be issued in the name of the Trustee or for the account of the Trustee, or if held in a brokerage account, in trust for the Employee.  At the end of each calendar month the Trust Units which have been held for 12 months will be released to the Employee.  In the event of the death of an Employee the Trust Units will be immediately released.  The Trustee may permit immediate transfer of Trust Units to an Employee’s registered retirement savings plan upon the Employee’s undertaking not to dispose of such Trust Units for the required 12 month period.

Miscellaneous

The number of Trust Units reserved for issuance under the Plan shall be such number not exceeding 10% of the outstanding Trust Units (along with any other Trust Unit compensation arrangements) as may be approved by the Board of Directors of Penn West from time to time; provided the number of Trust Units, together will all of the Trust’s other previously established or proposed Share Compensation Arrangements: issuable (or reserved for issuance) to Insiders will not exceed 5% of the Outstanding Trust Units; which may be issued to Insiders within a one year period will not exceed 2% of the Outstanding Trust Units; and which may be issued to any one Insider or to the independent directors as a group within a one year period will not exceed 1% of the Outstanding Trust Units.

Amendments

The Board of Directors of Penn West may by resolution amend this Plan as to any matter without Unitholder approval, however the directors will not be entitled to, absent Unitholder and Toronto Stock Exchange approval amend the Plan to provide for any reduction in the purchase price of the Trust Units being purchased from the Trust.

Definitions

In this Plan, capitalized terms not otherwise defined in the Plan mean as follows:

1.                                       “Insider” and “associate” having the same meaning as set out in the Securities Act (Ontario) and “Insider” also includes associates and affiliates of the Insiders;

2.                                       “Outstanding Trust Units” means the issued and outstanding Trust Units on a non-diluted basis;

3.                                       “Service Providers” means:

(a)                                  an employee or Insider of the Trust or its affiliates; and

(b)                                 any other person or company engaged to provide ongoing management or consulting services for an initial, renewable or extended period of twelve months or more; and

4.                                       “Share Compensation Arrangements” includes a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by Penn West by way of a loan, guaranty or otherwise.

PENN WEST ENERGY TRUST, by Penn West Petroleum Ltd.

Per:	“William E. Andrews”

Per:	“David W. Middleton”